UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

(Report No. 5)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Public Offering

Securities Purchase Agreement

On December 21, 2022, IceCure Medical Ltd. (the “Company”) entered into a securities purchase agreement with each purchaser identified on the signature pages thereto (the “Purchase Agreement”), pursuant to which the Company agreed to issue and sell in a public offering 8,787,880 ordinary shares, no par value (the “Ordinary Shares”), at a price to the public of $1.65 per share (the “Offering”). The gross proceeds to the Company from the Offering were $14,500,002. The Form of Purchase Agreement is included as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K (the “Report”) and is incorporated by reference herein.

Following the satisfaction of customary closing condition, the Offering closed on December 23, 2022. The Ordinary Shares were offered and sold pursuant to a prospectus, dated September 14, 2022, and a prospectus supplement, dated December 21, 2022, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-267272).

Placement Agency Agreement

On December 21, 2022, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (“A.G.P.”) and Brookline Capital Markets, LLC (“Brookline” and, together with “A.G.P.”, the “Placement Agents”), pursuant to which A.G.P. agreed to serve as lead placement agent and Brookline agreed to serve as co-placement agent for the issuance and sale of the Ordinary Shares. The Company agreed to pay the Placement Agents an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company from the sale of the Ordinary Shares in the Offering, however in the case of certain identified investors the Company agreed to pay a cash fee equal to 3.0% of the gross proceeds received by the Company from such investors. Pursuant to the Placement Agency Agreement, the Company also agreed to pay the Placement Agents $50,000 for accountable expenses and $10,000 for non-accountable expenses. The Placement Agency Agreement has indemnification and other customary provisions for transactions of this nature. A copy of the Placement Agency Agreement is included as Exhibit 10.2 to this Report and is incorporated by reference herein.

The foregoing descriptions of the Purchase Agreement and the Placement Agency Agreement are not complete and are qualified in their entirety by references to the full text of the Form of Purchase Agreement and the Placement Agency Agreement, which are included as exhibits to this Report and are incorporated by reference herein.

Other

On December 23, 2022, the Company issued a press release titled “IceCure Medical Ltd. Announces Closing of $14.5 Million Public Offering Priced At-The-Market Under Nasdaq Rules”, a copy of which is included as Exhibit 99.1 to this Report and is incorporated by reference herein. A copy of the opinion of Sullivan Tel Aviv (Har-Even & Co.) relating to the validity of the Ordinary Shares issued in the Offering is filed herewith as Exhibit 5.1.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-258660 and Registration No. 333-267272) and Form S-8 (Registration No. 333-262620 and Registration No. 333-264578), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
5.1	Opinion of Sullivan Tel Aviv (Har-Even & Co.).
10.1	Form of Securities Purchase Agreement, dated as of December 21, 2022, between the Company and each purchaser named in the signature pages thereto.
10.2	Placement Agency Agreement, dated as of December 21, 2022, between the Company, A.G.P./Alliance Global Partners and Brookline Capital Markets, LLC.
23.1	Consent of Sullivan Tel Aviv (Har-Even & Co.) (included in Exhibit 5.1).
99.1	Press Release titled “IceCure Medical Ltd. Announces Closing of $14.5 Million Public Offering Priced At-The-Market Under Nasdaq Rules”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: December 23, 2022	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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